UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 333-216213

Coca-Cola Bottlers Japan Inc.
(Translation of registrant’s name into English)

Midtown Tower 11F 9-7-1 Akasaka, Minato-Ku
Tokyo 107-6241 Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

1.	Summary of Consolidated Financial Statements of Coca-Cola Bottlers Japan Inc. for the First Quarter of the Year Ending December 31, 2017
2.	Summary of Consolidated Financial Statements of Coca-Cola East Japan Co., Ltd. for the First Quarter of the Year Ending December 31, 2017
3.	Press release titled “Matters Relating to Share Repurchase Performed in Conjunction with Disposition of Fractional Shares Arising from Exchange of Shares,” dated May 1, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Bottlers Japan Inc.

By:	/s/ Tamio Yoshimatsu
Name:	Tamio Yoshimatsu
Title:	Representative Director & President

Date:  May 1, 2017